TEVA ANNOUNCES LAUNCH OF GENERIC ZETIA®
IN THE UNITED STATES

Jerusalem, June 12, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of generic Zetia®1 (ezetimibe) tablets, 10 mg, in the U.S.

Ezetimibe is a prescription medicine used to lower levels of total cholesterol and low-density lipoprotein (LDL) cholesterol in the blood. Ezetimibe tablets are for patients who cannot control their cholesterol levels by diet and exercise alone. It can be used by itself or with other medicines to treat high cholesterol. Ezetimibe tablets work to reduce the amount of cholesterol the body absorbs.

According to the American Heart Association (AHA), approximately one third of American adults (73.5 million people) have high LDL cholesterol. Fewer than 50% of these individuals are being treated for high LDL cholesterol, and approximately 30% have their condition under control.2,3 People with high blood cholesterol are at risk of heart disease, which is the leading cause of death in the United States.

“Despite advances in the treatment of high cholesterol in recent years, many people are still living with active disease and are in need of additional generic therapeutic options,” said Dipankar Bhattacharjee, Teva’s President and CEO, Global Generic Medicines. “We are excited to add another strong generic to our U.S. portfolio and see potential to build on its success by leveraging our expertise in the cardiovascular area.”

Teva is committed to strengthening its generics business through continued investment in complex, high-quality products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva product.

Ezetimibe tablets had annual sales of approximately $2.7 billion in the U.S., according to IMS data as of March 2017.

About Ezetimibe Tablets
Therapy with lipid-altering agents should be only one component of multiple risk factor intervention in individuals at significantly increased risk for atherosclerotic vascular disease due to hypercholesterolemia. Drug therapy is indicated as an adjunct to diet when the response to a diet restricted in saturated fat and cholesterol and other nonpharmacologic measures alone has been inadequate.

Ezetimibe tablets, administered alone, are indicated as adjunctive therapy to diet for the reduction of elevated total cholesterol (total-C), low-density lipoprotein cholesterol (LDL-C), apolipoprotein B (Apo B), and non-high-density lipoprotein cholesterol (non-HDL-C) in patients with primary (heterozygous familial and non-familial) hyperlipidemia. Ezetimibe tablets, administered in combination with a 3-hydroxy-3-methylglutaryl-coenzyme A (HMG-CoA) reductase inhibitor (statin), are indicated as adjunctive therapy to diet for the reduction of elevated total-C, LDL-C, Apo B, and non-HDL-C in patients with primary (heterozygous familial and non-familial) hyperlipidemia.

Ezetimibe tablets, administered in combination with fenofibrate, are indicated as adjunctive therapy to diet for the reduction of elevated total-C, LDL-C, Apo B, and non-HDL-C in adult patients with mixed hyperlipidemia. The combination of ezetimibe and atorvastatin or simvastatin is indicated for the reduction of elevated total-C and LDL-C levels in patients with HoFH, as an adjunct to other lipid-lowering treatments (e.g., LDL apheresis) or if such treatments are unavailable. Ezetimibe tablets are indicated as adjunctive therapy to diet for the reduction of elevated sitosterol and campesterol levels in patients with homozygous familial sitosterolemia.

Limitations of Use: The effect of ezetimibe tablets on cardiovascular morbidity and mortality has not been determined. Ezetimibe tablets have not been studied in Fredrickson Type I, III, IV, and V dyslipidemias.

Important Safety Information
Statin contraindications apply when ezetimibe is used with a statin: active liver disease, which may include unexplained persistent elevations in hepatic transaminase levels; women who are pregnant or may become pregnant; and nursing mothers. Ezetimibe tablets are contraindicated in patients with a known hypersensitivity to any component of this product. Hypersensitivity reactions including anaphylaxis, angioedema, rash and urticaria have been reported with ezetimibe.

Concurrent administration of ezetimibe with a specific statin or fenofibrate should be in accordance with the product labeling for that medication. Persistent elevations in hepatic transaminase were reported in controlled clinical combination studies of ezetimibe initiated concurrently with a statin. Cases of myopathy and rhabdomyolysis have been reported in patients treated with ezetimibe coadminstered with a statin; with ezetimibe monotherapy; and with the addition of ezetimibe to agents known to be associated with increased risk of rhabdomyolysis, such as fibrates. Risk for skeletal muscle toxicity increases with higher doses of statin, advanced age (greater than 65), hypothyroidism, renal impairment, and depending on the statin used, concomitant use of other drugs. Due to the unknown effects of the increased exposure to ezetimibe in patients with moderate to severe hepatic impairment, ezetimibe is not recommended in these patients.

The most commonly reported adverse reactions (incidence greater than or equal to 2% and greater than placebo) in the ezetimibe monotherapy controlled clinical trials were: upper respiratory tract infection, diarrhea, arthralgia, sinusitis, and pain in extremity. The most commonly reported adverse reactions (incidence greater than or equal to 2% and greater than statin alone) in the ezetimibe plus statin controlled clinical trials were: nasopharyngitis, myalgia, upper respiratory tract infection, arthralgia, and diarrhea.

For more information, please see accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Zetia®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s ezetimibe tablets;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Zetia® is a registered trademark of Merck & Co., Inc. [2] Mozaffarian D, Benjamin EJ, Go AS, Arnett DK, Blaha MJ, Cushman M, et al. Heart Disease and Stroke Statistics—2015 Update: A Report from the American Heart Association. Circulation. 2015;131.

[3]	CDC. CDC National Health Report: Leading Causes of Morbidity and Mortality and Associated Behavioral Risk and Protective Factors—United States, 2005–2013. MMWR. 2014;63(4):3-27.